

SEC[illegible] 07001929 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aletheia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1960
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger B. Peikin (310) 899-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606,	Tarzana,	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roger B. Peikin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aletheia Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Roger B. Peikin

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


RECEIVED
FEB 2 2 2007
WASH, D.C.
203

ALETHEIA SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2006

ALETHEIA SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Aletheia Securities, Inc.
Santa Monica, California

I have audited the accompanying statement of financial condition of Aletheia Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aletheia Securities, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2007

ALETHEIA SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents (Note 2)	$ 231,360
Accounts receivable	16,878
Investment	125,900
Other assets	6,391
Total assets	$ 380,529

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:	
Accounts payable	$ 15,750
Commissions payable	4,959
Income taxes payable	31,847
Total liabilities	52,556
Stockholders' equity:	
Common stock, no par value; 10,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in-capital	182,790
Retained earnings	145,183
Total stockholders' equity	327,973
Total liabilities and stockholders' equity	$ 380,529

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Commissions	$ 3,600,073
Gain on Securities	238,396
Interest and dividends	206,465
Other income	29,028
Total revenues	4,073,962
EXPENSES:	
Support services	1,793,000
Clearing charges	1,696,574
Commission expenses	219,928
Execution charges	121,107
Professional services	28,500
Other expenses	83,390
Total expenses	3,942,499
NET INCOME BEFORE PROVISION FOR INCOME TAXES	131,463
PROVISION FOR INCOME TAXES (Note 4)	
Income tax expense	32,118
NET INCOME	$ 99,345

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2006

	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2006	$ 182,790	$45,838	$228,628
Net income		99,345	99,345
Ending balance December 31, 2006	$ 182,790	$ 145,183	$ 327,973

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 99,345
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	83,280
Investment	(24,440)
Other assets	140
Increase (decrease) in:	
Accounts payable	1,250
Commissions payable	(10,888)
Income tax payanle	31,847
Due to broker	(43,797)
Due to parent	(53,000)
Total adjustments	(15,608)
Net cash provided by operating activities	83,737
Increase in cash	83,737
Cash - beginning of year	147,623
Cash - end of period	$ 231,360

Supplemental disclosure of cash flow information

Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 1: OWNERSHIP STRUCTURE

Aletheia Securities, Inc. (the "Company") was incorporated in 1997 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker.

The Company is a wholly-owned subsidiary of Aletheia Research and Management, Inc. (the "Parent").

The Company has an agreement with National Financial Services, LLC (the Clearing Broker), a wholly owned subsidiary of Fidelity Investment Incorporated, to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3 (k) (2) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Risk Concentrations

The Company and its subsidiaries are engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonably accurate, actual results may differ.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities held by the Company are carried at market value.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated as if the Company filed a separate federal and state income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commissions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2006.

Note 3: RELATED PARTY TRANSACTIONS

The Parent provides management and other support services for the Company. The Company was charged $1,793,000 for the year ended December 31, 2006 as compensation to the Parent for the services provided. Additionally, the Company has entered into an agreement with the Parent whereby the Parent pays directly for certain operating expenses on behalf of the Company. These expenses are not reflected in the accompanying statement of operations.

The Company performs broker-dealer related services on behalf of the Parent as general partner of various hedge funds for which the Company receives commission revenue. In 2006, the Company received $379,953 in commission revenue. This amount is included in commissions' revenue of $3,600,073 in the statement of operations.

Note 4: INCOME TAXES

The component of the income provision for the year ended December 31, 2006 is as follows:

Federal taxes	$ 20,496
State taxes	11,621
Total income tax provision	$ 32,118

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2006 deferred tax assets and liabilities were not significant.

ALETHEIA SECURITIES, INC.

Notes to Financial Statements
December 31, 2006

Note 5: NET CAPITAL REQUIREMENTS

Aletheia Securities, Inc., as a registered broker-dealer in securities and member of the National Association of Securities Dealers, is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the SEC. The SEC requires all registered broker-dealers in securities to calculate net capital on a periodic basis and to maintain compliance with the Rule at all times. Net capital is the broker-dealer in securities' net worth adjusted for certain nonallowable assets, certain operational capital charges, and potential adverse fluctuation in the value of securities' inventories. The purpose of the net capital computation is to determine that the broker-dealers in securities' net liquid assets are adequate in the event of sudden adverse business conditions. The Rule was adopted to create a uniform capital requirement for all registered broker-dealers in securities and to ensure that broker-dealers in securities maintain minimum levels of liquid assets to support the volume and risk of the business in which they are engaged.

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company had a net capital of $256,307 which is $156,307 in excess of the minimum required and its ratio of aggregate indebtedness ($52,556) to net capital was 0.21% which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 6: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company accounts.

ALETHEIA SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Stockholders' equity, December 31, 2006	$ 360,091	$ 327,973	$ 32,118
Subtract - Non allowable assets:	6,662	6,391	271
Tentative net capital	353,429	321,582	31,847
Haircuts:	65,275	65,275	-
NET CAPITAL	288,154	256,307	31,847
Minimum net capital	100,000	100,000	-
Excess net capital	$188,154	$156,307	$31,847
Aggregate indebtedness	20,709	52,556	31,847
Ratio of aggregate indebtedness to net capital	0.07%	0.21%	

There was observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/2006 as scheduled above resulting from audit adjusting journal entries.

The accompanying notes are an integral part of these financial statements

ALETHEIA SECURITIES, INC.

December 31, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Aletheia Securities, Inc.
Santa Monica, California

In planning and performing my audit of the financial statements of Aletheia Securities, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Aletheia Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Aletheia Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2007

END